UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-09753
CUSIP NUMBER 373200203

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Georgia Gulf Corporation
Full Name of Registrant

Former Name if Applicable

115 Perimeter Center Place, Suite 460
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30346
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Under our senior secured credit facility we are subject to certain restrictive covenants, which require us to maintain certain financial ratios.  We obtained waivers of, and amendments to, the covenants in our senior secured credit facility which we originally entered into in October 2006 on four occasions through September 11, 2008, when we  further increased our leverage ratio and  decreased our interest coverage ratio for the second half of 2008 and the first quarter of 2009. Applicable per annum interest rates increased by approximately 2.5% for the fourth quarter of 2008 and 3.0% thereafter for both the Eurodollar rate loans and base rate loans. As of December 31, 2008, we were in compliance with all of the financial covenants under our senior secured credit facility. However, based on recent trends and our current assumptions regarding our operations, future level of debt repayment, and non-core asset sales and other non-operating transactions, we believed that we would not be able to meet the restrictive covenants and  maintain compliance with certain financial ratios in our senior secured credit facility that become more restrictive effective June 30, 2009.

As a result, we had continued to have discussions with our lenders concerning our senior secured credit facility, resulting in an amendment entered into on March 16, 2009, which became effective on March 17, 2009, the terms of which will be described in a current report on Form 8-K as soon as practicable.  Because the amendment directly affects the form of opinion from our auditors and the resulting presentation of our financial statements, our management needed additional time to complete the financial statement review and approval process and to provide additional documentation to its independent registered public accounting firm.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joel I. Beerman, Esq.	770	395-4500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2008, Georgia Gulf’s sales were $2.9 billion, compared to $3.2 billion during 2007.  The decrease in sales was attributed to lower volumes in all segments partially offset by higher electrochemical unit values.  In 2008, Georgia Gulf recorded a net loss of $257.6 million, or $7.48 per diluted share, compared to a net loss of $266.0 million or $7.75 per diluted share in the prior year.  During 2008, the Company recorded charges of $197.9 million consisting of cash restructuring charges of approximately $22.0 million and non-cash charges of $176.0 million related to impairment of goodwill, intangibles and other long-lived assets in the fourth quarter.  During 2007, the Company recorded charges of  $162.6 million consisting of cash restructuring charges of $3.6 million and non-cash charges of $159.0 million related to impairment of goodwill, intangibles and other long-lived assets.

Georgia Gulf Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2009	By:	/s/ Joel I. Beerman
Joel I. Beerman, Esq.
Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).